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                                                         -----------------------
                                                              OMB APPROVAL
                                                         -----------------------
                                                         OMB Number: 3235-0145


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            SURGE GLOBAL ENERGY, INC.
                          F/K/A THE HAVANA GROUP, INC.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   86880T 10 0
                            ------------------------
                                 (CUSIP Number)

                               Steven Morse, Esq.,
                              Morse & Morse, PLLC,
                        1400 Old Country Rd., Suite 302,
                               Westbury, NY 11590
                                 (516-487-1446)
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 17, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark C. Fritz
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
   NUMBER OF
     SHARES                 2,713,500
                   -----------------------------------------------------------
  BENEFICIALLY        8     SHARED VOTING POWER
    OWNED BY

      EACH         -----------------------------------------------------------
   REPORTING          9     SOLE DISPOSITIVE POWER

     PERSON                 2,713,500
      WITH         -----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,713,500
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* | |

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer
------

         This statement relates to the Common Stock of Surge Global Energy, Inc. f/k/a The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 12220 El Camino Real, Suite 410, San Diego, CA 92130.


Item 2.  Identity and Background
------

         (a)      Mark C. Fritz

         (b)      1387 Clarendon Avenue S.W.
                  Canton, OH 44710

         (c)      Private investor.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
------

                  Personal funds.

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Item 4.  Purpose of Transactions
------

                  Not Applicable.

Item 5.  Interest in Securities of the Issuer
------
                  (a) - (b) As of March 29, 2006, the Issuer had outstanding 27,477,092 shares of Common Stock. The reporting person on that date beneficially owned and had the right to vote and to dispose of 2,713,500 shares of Common Stock, representing 9.6% of the outstanding shares. Included therein were 837,500 shares of Common Stock issuable upon exercise of warrants at $1.60 per share. Mr. Fritz had the sole right and power to vote and dispose of 2,772,500 shares.

                  (c) On March 17, 2006, Mr. Fritz sold 48,000 shares of Common Stock on the open market at prices ranging from $2.80 to $2.82 per share. On January 20, 2006, Mr. Fritz sold 3,000 shares of Common Stock at $2.13 per share. On March 23, 2006, March 24, 2006 and March 27, 2006, he sold an aggregate of 59,000 shares at prices ranging from $2.95 per share to $3.32 per share.

                  (d) - (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   to the Securities of the Issuer

                  Not Applicable.

Item 7.  Materials to be filed as Exhibits
------
                  Not applicable
Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2006

Reporting Person:    Mark C. Fritz

Signature By:      /s/ Mark C. Fritz
                   -----------------